UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

Nexxen International Ltd. (the “Company”) today announced that it is postponing the date of its 2025 Annual General Meeting of Shareholders (the “AGM”), originally scheduled for December 30, 2025, in order to give shareholders sufficient opportunity to consider the proposals presented in the Amended and Restated Proxy Statement published on November 26, 2025, as updated by the Supplemental Proxy Statement published on December 26, 2025 (as supplemented, the “Proxy Statement”), and to provide adequate time for the receipt and processing of shareholder votes in light of recent and upcoming market holidays.

The AGM will take place instead on January 6, 2026, at 3:30 p.m. Israel time, at the Company’s offices at 82 Yigal Alon Street, Tel Aviv 6789124, Israel (the “Company’s Headquarters”).

The AGM proposals outlined in the Proxy Statement remain unchanged and the originally declared record date of the AGM, December 1, 2025, remains unchanged.

The deadline for submitting votes for the postponed AGM has been extended to 11:59 p.m. EDT on January 5, 2026 (the “Voting Deadline”). The Company will not be able to count a proxy card unless it is received at the Company’s Headquarters, or Computershare receives it in the enclosed envelope no later than the Voting Deadline.

The Company will count towards the tally of votes for the AGM all proxy cards or voting instruction forms that have already been properly completed and submitted. Accordingly, a shareholder who already submitted a proxy card or voting instruction form is not required to resubmit such form unless such shareholder elects to resubmit a new proxy card or voting instruction form, in which case the new submission will replace the original vote.

Exhibit

99.1          Company press release, dated December 29, 2025, titled “Nexxen Announces Postponement of 2025 Annual General Meeting – Meeting Rescheduled for January 6, 2026”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: December 29, 2025